UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  X Form 10-K      Form 20-F      Form 11-K     Form 10-Q
             ---            ---            ---           ---
                 Form N-SAR     Form N-CSR
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                  For Period Ended: _________________________________
                  X   Transition Report on Form 10-K
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                      Transition Report on Form 20-F
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                      Transition Report on Form 11-K
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                      Transition Report on Form 10-Q
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                      Transition Report on Form N-SAR
                 ----
                  For the Transition Period Ended:   September 30, 2004
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 - REGISTRANT INFORMATION

WESTERN PLAINS ENERGY, L.L.C.
Full Name of Registrant
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Former Name if Applicable
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3022 County Road 18
Address of Principal Executive Office (Street and Number)
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Oakley, Kansas  67748
City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
 X       (b)    The subject annual report, semi-annual report, transition report
---             on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
                portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company and its accountants need additional time to finalize and analyze its financial statements and prepare Management's Discussion and Analysis of Financial Condition and Results of Operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David J. Babiarz, Esq.                 (303)              861-8013
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          (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify reports(s).     YES  X       NO
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                     YES  X       NO
                                      ---        ---
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a significant increase in net income for the transition period from January 1, 2004 to September 30, 2004 compared to the year ended December 31, 2003. As discussed in the quarterly reports previously filed by the Company, it commenced production of ethanol during January 2004. Prior to that time, it was a development stage entity with no revenue. The results of operations for the transition period ended September 30, 2004 will report net income in excess of $7,000,000. More specific results of operations, along with the other required financial information, will be contained in the Transition Report filed within the extended deadline. The Transition Report (including the notes to the financial statements) should be read in its entirety.


                          WESTERN PLAINS ENERGY, L.L.C.
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                  (Name of Registrant as Specified In Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 29, 2004             By    /s/ Michael J. Erhart
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                                         Michael J. Erhart
                                         Chief Executive Officer/General Manager

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                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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